Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of ProSomnus, Inc. on Form S-1 of our report dated April 14, 2023, with respect to our audit of the consolidated financial statements of ProSomnus, Inc. as of and for the year ended December 31, 2022, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

Our report contains an explanatory paragraph related to a change in the method of accounting for leases as of January 1, 2022, due to the adoption of Accounting Standards Update 2016-02, Leases (Topic 842).

/s/ Marcum LLP

Portland, Maine

October 31, 2023